UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2023

Commission File Number: 001-41482

JEFFS’ BRANDS LTD

(Translation of registrant’s name into English)

7 Mezada St.

Bnei Brak, Israel 5126112

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

CONTENTS

Jeffs’ Brands Ltd (the “Company”) hereby announces that the shareholders of the Company approved the proposal brought before the special general meeting of shareholders held on December 14, 2023 (the “Meeting”), by the requisite majority in accordance with the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), and the Company’s articles of association, as described in the Proxy Statement which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on November 9, 2023 and sent in connection with the Meeting.

Immediately prior to the Meeting, Mr. Asaf Itzhaik, an external director of the Company in accordance with the Israeli Companies Law, resigned from the board of directors of the Company, effective immediately. Mr. Itzhaik’s resignation as an external director is not due to any disagreements with the Company. Subsequently, Mr. Israel Yakov Berenstein was appointed to serve as an external director in accordance with the Israeli Companies Law and as a member of the compensation committee and the audit committee, effective immediately, following the approval by the shareholders of the Company.

This Report on Form 6-K is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-269119) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

By:	/s/ Ronen Zalayet
Name:	Ronen Zalayet
Title:	Chief Financial Officer

Date: December 14, 2023